Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

November 21, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 20, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from CO2 Energy Transition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value of $0.0001 per share

Redeemable warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share

Rights, each entitling the holder to receive one-eighth (1/8) of one share of Common Stock

Units, each consisting of one share of Common Stock, one Warrant and one Right

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]